SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

information to be included in statements filed pursuant
to rules 13d-1(a) and amendments thereto filed
pursuant to rule 13d-2(a)1

CLS Holdings USA, Inc.
(Name of Issuer) Common Stock, $0.0001 par value per share
(Title of Class of Securities) 12566J100
(CUSIP Number) Navy Capital Green Management, LLC 575 Lexington Avenue, Suite 4027 New York, New York 10022
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications) August 6, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

              The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12566J100	13D	Page 2 of 13 Pages

1.		names of reporting person i.r.s. identification no. of above persons (entities only) Navy Capital Green Management, LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds AF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization New York, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 36,875,000
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 36,875,000
11.		aggregate amount beneficially owned by each reporting person 36,875,000
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 25.80%
14.		type of reporting person* IA

CUSIP No. 12566J100	13D	Page 3 of 13 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Navy Capital Green Management Partners, LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds AF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization New York, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 16,875,000
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 16,875,000
11.		aggregate amount beneficially owned by each reporting person 16,875,000
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 12.60%
14.		type of reporting person* PN

CUSIP No. 12566J100	13D	Page 4 of 13 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Navy Capital Green Fund, LP
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds WC
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 16,875,000
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 16,875,000
11.		aggregate amount beneficially owned by each reporting person 16,875,000
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 12.60%
14.		type of reporting person* PN

CUSIP No. 12566J100	13D	Page 5 of 13 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Navy Capital Green Co-Invest Fund, LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds WC
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 20,000,000
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 20,000,000
11.		aggregate amount beneficially owned by each reporting person 20,000,000
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 14.86%
14.		type of reporting person* PN

CUSIP No. 12566J100	13D	Page 6 of 13 Pages

15.		names of reporting persons i.r.s. identification no. of above persons (entities only) Navy Capital Green Co-Invest Partners, LLC
16.	check the appropriate box if a group*	(a) ☒ (b) ☐
17.		sec use only
18.		sources of funds AF
19.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
20.		citizenship or place of organization Delaware, United States of America
number of shares	21.	sole voting power 0
beneficially owned by	22.	shared voting power 20,000,000
each reporting	23.	sole dispositive power 0
person with	24.	shared dispositive power 20,000,000
25.		aggregate amount beneficially owned by each reporting person 20,000,000
26.	check box if the aggregate amount in row (11) excludes certain shares *	☐
27.		percent of class represented by amount in row 11 14.86%
28.		type of reporting person* PN

CUSIP No. 12566J100	13D	Page 7 of 13 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) John Kaden
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 36,875,000
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 36,875,000
11.		aggregate amount beneficially owned by each reporting person 36,875,000
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 25.80%
14.		type of reporting person* IN

CUSIP No. 12566J100	13D	Page 8 of 13 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Sean Stiefel
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 36,875,000
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 36,875,000
11.		aggregate amount beneficially owned by each reporting person 36,875,000
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 25.80%
14.		type of reporting person* IN

CUSIP No. 12566J100	13D	Page 9 of 13 Pages

ITEM 1 Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 (the “Common Stock”), of CLS Holdings USA, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 11767 South Dixie Highway, Suite 115, Miami, FL 33156.

ITEM 2 Identity and Background

(a)	(a) The names of the persons filing this Schedule 13D (the "Schedule") are Navy Capital Green Management, LLC, a New York limited liability company (the "Investment Manager"), Navy Capital Green Management Partners, LLC, a New York limited liability company ("NCG"), Navy Capital Green Fund, LP, a Delaware limited partnership (the "Fund"), Navy Capital Green Co-Invest Fund, LLC, a Delaware limited liability company (the "Co-Investment Fund"), Navy Capital Green Co-Invest Partners, LLC, a Delaware limited liability company ("NCGP"), John Kaden, and Sean Stiefel, the managers of the Investment Manager, NCG and NCGP. NCG is the general partner of the Fund and NCGP is the manager of the Co-Investment Fund. Such reporting persons are collectively referred to herein as the "Reporting Persons."

The Investment Manager, in its capacity as investment manager of the Fund and the Co-Investment Fund, has shared power with John Kaden and Sean Stiefel to vote and dispose of the shares of Common Stock held by the Fund and the Co-Investment Fund. Each of the Investment Manager, NCG, NCGP, John Kaden and Sean Stiefel disclaim any economic interest in or beneficial ownership of the shares of Common Stock covered by this Schedule.

(b)	The business address of the Reporting Persons is 575 Lexington Avenue, Suite 4027, New York, NY 10022.

(c)	This Schedule is filed on behalf of the Investment Manager, NCG, the Fund, the Co-Investment Fund, NGCP, John Kaden and Sean Stiefel. The Fund and the Co-Investment Fund are the record and direct beneficial owner of the units comprised of shares of Common Stock and warrants (the “Warrants”) to purchase shares of Common Stock, and the beneficial owner of debentures convertible into units comprised of Common Stock and Warrants (the “Debentures”). The Investment Manager is the investment manager to the Fund and the Co-Investment Fund. John Kaden and Sean Stiefel are the managers of the Investment Manager, NCG, and NCGP. NCG is the general partner of the Fund and NCGP is the manager of the Co-Investment Fund. The principal business of the Investment Manager is purchasing, holding and selling securities for investment purposes. The principal business of the Fund and the Co-Investment Fund is to invest in securities.

(d)	During the past five years none of the Reporting Persons has been convicted in a criminal proceeding.

(e)	During the past five years none of the Reporting Persons has been a party to a civil proceeding as a result of which it is subject to a judgment, decree or final order enjoining it from or mandating activities subject to federal or state securities laws, or finding it in violation of such laws.

(f)	Navy Capital Green Management, LLC and Navy Capital Green Management Partners, LLC are organized under the laws of New York, USA. Navy Capital Green Fund, LP, Navy Capital Green Co-Invest Fund, LLC and Navy Capital Green Co-Invest Partners, LLC are organized under the laws of Delaware, USA. John Kaden and Sean Stiefel are citizens of the United States of America.

ITEM 3 Source and Amount of Funds or Other Consideration

On August 6, 2018, the Fund and the Co-Investment Fund purchased from the Issuer, in a private placement, units comprised of 7,500,000 and 6,250,000 shares of Common Stock of the Issuer, respectively, as well as 7,500,000 and 6,250,000 Warrants, respectively, with an exercise price of $0.60 per share of Common Stock, for a total consideration of $3,000,000 and $2,500,000, respectively, derived from the Fund’s and the Co-Investment Fund’s working capital.

Between October 25, 2018 and November 2, 2018, the Fund and the Co-Investment Fund purchased from the Issuer, in a private placement, Debentures convertible into units consisting of 1,250,000 and 5,000,000 shares of Common Stock of the Issuer, respectively, and 625,000 and 2,500,000 Warrants, respectively, at a conversion price of $0.80 per unit, for a total consideration of $1,000,000 and $4,000,000, respectively, derived from the Fund’s and the Co-Investment Fund’s working capital.

CUSIP No. 12566J100	13D	Page 10 of 13 Pages

ITEM 4 Purpose of Transaction

The Reporting Persons purchased securities of the Issuer in the ordinary course of business. Such securities are held for investment purposes.

Each Reporting Person expects to continuously review such persons investment in the Issuer and, depending on various factors including but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire additional shares of Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately- negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose of or distribute some or all of its of his Common Stock or such other securities as it or he owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as the liquidity and diversification objectives.

Consistent with their investment intent, each Reporting Person may from time to time discuss with the Issuer’s management, directors, other shareholders and others, the Issuer’s performance, business, strategic direction, capital structure, product development program, prospects and management, as well as various ways of maximizing stockholder value, which may or may not include extraordinary transactions. Each Reporting Person intends to participate in and influence the affairs of the Issuer through the exercise of its voting rights with respect to their shares of Issuer Common Stock.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) though (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

ITEM 5 Interest in Securities of the Issuer

(a)-(b) The Investment Manager, John Kaden, and Sean Stiefel may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 36,875,000 shares of Common Stock as of November 2, 2018, which represent 25.80% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 36,875,000

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 36,875,000

CUSIP No. 12566J100	13D	Page 11 of 13 Pages

The Fund may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 16,875,000 shares of Common Stock as of November 2, 2018, which represent 12.60% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 16,875,000

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 16,875,000

NCG may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 16,875,000 shares of Common Stock as of November 2, 2018, which represent 12.60% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 16,875,000

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 16,875,000

The Co-Investment Fund may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 20,000,000 shares of Common Stock as of November 2, 2018, which represent 14.86% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 20,000,000

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 20,000,000

NCGP may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 20,000,000 shares of Common Stock as of November 2, 2018, which represent 14.86% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 20,000,000

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 20,000,000

For purposes of calculating the percentages set forth in this Item 5, the number of shares of Common Stock outstanding is assumed to be the aggregate of (i) 125,814,095, as disclosed on the Issuer’s Form 10-Q filed with the SEC on January 11, 2019, and (ii) the number of shares of Common Stock that would be obtained by the Reporting Persons upon the exercise of any convertible securities held by the Reporting Persons.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

CUSIP No. 12566J100	13D	Page 12 of 13 Pages

(c) Except as set forth below, there have been no transactions in the shares of the Common Stock by any of the Reporting Persons in the last 60 days.

Date	Shares Purchased	Price
August 6, 2018	13,750,000 plus 13,750,000 shares underlying Warrants	$0.40
November 2, 2018	6,250,000 plus 3,125,000 shares underlying Warrants	$0.80

(d) The Fund and the Co-Investment Fund have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts.

(e) Not applicable

ITEM 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Pursuant to a Subscription Agreement, effective July 31, 2018, the Fund agreed to acquire from the Issuer, for a purchase price of $3,000,000, 7,500,000 units ($0.40 per unit), representing (i) 7,500,000 shares of Common Stock, and (ii) three-year Warrants to purchase an aggregate of 7,500,000 shares of Common Stock at an exercise price of $0.60 per share of Common Stock (the “Unit Offering”). Due to a clerical issue, Navy Capital Green International, Ltd., a British Virgin Island limited company, was incorrectly listed in the Subscription Agreements. The closing occurred on August 6, 2018. In the subscription agreement, the Issuer also agreed to file, on or before November 1, 2018, a registration statement with the SEC registering the shares of Common Stock and warrant shares issued to the Fund. The Warrants are exercisable from time to time, in whole or in part for three years. The Warrant have anti-dilution provisions that provide for an adjustment to the exercise price in the event of a future sale of Common Stock at a lower price, subject to certain exceptions as set forth in the Warrant. The Warrants also provide that they are callable at any time after the bid price of the Common Stock exceeds 120% of the exercise price of the Warrant for a period of 20 consecutive business days.

Pursuant to five Subscription Agreements entered into between August 8, 2018 and August 10, 2018, the Co-Investment Fund agreed to acquire from the Issuer, for a purchase price of $2,500,000, an aggregate of 6,250,000 units ($0.40 per unit), representing (i) 6,250,000 shares of Common Stock, and (ii) Warrants to purchase an aggregate of 6,250,000 shares of Common Stock at an exercise price of $0.60 per share of Common Stock. The balance of the terms set forth in the subscription agreements are the same as the terms in the Fund subscription agreement summarized above.

Pursuant to an aggregate of five Subscription Agreements, entered into between October 25, 2018 and November 2, 2018, the Fund and the Co-Investment Fund agreed to purchase from the Issuer Debentures in minimum denominations of $1,000 each, convertible into units comprised of an aggregate of 6,250,000 shares of Common Stock of the Issuer and 3,125,000 Warrants to purchase Common Stock, at a conversion price of $0.80 per unit, for an aggregate purchase price of $5,000,000 (the “Debenture Offering”). The Debentures will bear interest, payable quarterly, at a rate of 8% per annum, with interest during the first eighteen (18) months following their issuance, being payable by increasing the then-outstanding principal amount of the Debentures. The Debentures mature on a date that is three years following their issuance. The Debentures will be convertible into units at a conversion price of $0.80 per unit. Each unit consists of (i) one (1) share of the Common Stock and (ii) one-half of one (1) Warrant, with each whole Warrant exercisable for three years to purchase a share of Common Stock at a price of $1.10. The Debentures have other features, such as mandatory conversion in the event the Common Stock trades at a particular price over a specified period of time and required redemption in the event of a “Change in Control” of the Company. The Debentures are unsecured obligations of the Company and will rank pari passu in right of payment of principal and interest with all other unsecured obligations of the Company.

ITEM 7 Material to the Filed at Exhibits

Exhibit 99.1:       Joint Filing Agreement

Exhibit 99.2:       Form Subscription Agreement for Unit Offering

Exhibit 99.3:       Form Subscription Agreement for Debenture Offering

Exhibit 99.4:       Form of Warrant for Unit Offering

Exhibit 99.5:       Form of Warrant for Debenture Offering

Exhibit 99.6:       Form of Debenture

CUSIP No. 12566J100	13D	Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2019
Date

NAVY CAPITAL GREEN MANAGEMENT LLC

/s/ John Kaden
Signature

John Kaden/Manager
Name/Title

/s/ Sean Stiefel
Signature

Sean Stiefel/Manager
Name/Title

January 10, 2019
Date

NAVY CAPITAL GREEN MANAGEMENT PARTNERS, LLC

/s/ John Kaden
Signature

John Kaden/Manager
Name/Title

/s/ Sean Stiefel
Signature

Sean Stiefel/Manager
Name/Title

January 10, 2019
Date

NAVY CAPITAL GREEN FUND, LP

/s/ John Kaden
Signature

John Kaden/Manager of its General Partner
Name/Title

/s/ Sean Stiefel
Signature

Sean Stiefel/Manager of its General Partner
Name/Title

January 10,2019
Date

NAVY CAPITAL GREEN CO-INVEST FUND LLC

/s/ John Kaden
Signature

John Kaden/Manager of its Manager
Name/Title

/s/ Sean Stiefel
Signature

Sean Stiefel/Manager of its Manager
Name/Title

January 10, 2019
Date

NAVY CAPITAL GREEN CO-INVEST PARTNERS, LLC

/s/ John Kaden
Signature

John Kaden/Manager of its Manager
Name/Title

/s/ Sean Stiefel
Signature

Sean Stiefel/Manager of its Manager
Name/Title

January 10, 2019
Date

/s/ John Kaden
Signature

John Kaden
Name

January 10, 2019

/s/ Sean Stiefel
Signature

Sean Stiefel
Name

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.